U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER 33-17507
                                                   CUSIP NUMBER 751918 10 3

(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: RAMOIL MANAGEMENT, LTD.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

         2424 NORTH FEDERAL HIGHWAY
         SUITE 350
         BOCA RATON, FLORIDA 33431

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

[X]      (a)      The reasons  described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on


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                  or before the fifteenth  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Form 10-Q and/or Form 10-QSB could not be filed timely without unreasonable effort or expense. The local Italian auditors for the registrant's Italian operations forwarded the financial information to the registrant's accountants on or about August 12, 2000. The time, effort, and expense involved in reviewing and incorporating the financial information into the registrant's financial statements to meet the filing deadline would have been unreasonable. Thus the filing deadline is an overwhelming burden and necessitates the need for the extension requested.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Radoljub Radulovic
         (561) 338-5611

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrants revenue and profits increased significantly from the prior periods.


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                            RAMOIL MANAGEMENT, LTD.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: August 15, 2000              By: /s/ Radoljub Radulovic
                                                ----------------------
                                                President